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                                                        OMB Number: 3235-0145
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 Schedule 13D
                  Under the Securities Exchange Act of 1934


                               FINDEX.COM, INC.

                               (Name of Issuer)


                                 Common Stock

                        (Title of Class of Securities)


                                 33831 D 10 7

                                (CUSIP Number)


                                 Ronald Ardt
                       7234 Crooked Oak Dr., Suite 1000
                               Dallas, TX 75248
                                (972) 733-9991

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                August 2, 2002

           (Date of Event which Requires Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


                        (Continued on following pages)
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

 CUSIP NO. 33831 D 10 7        13D       Page 2 of 4 Pages


 1.        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Ronald Ardt

 2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  none
           (b)  none

 3.        SEC USE ONLY

 4.        SOURCE OF FUNDS          PF AND OO

 5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2 (d) OR 2 (e)          [ ]

 6.        CITIZENSHIP OR PLACE OF ORGANIZATION  USA

 ----------------------------------------------------------------------------

 ----------------------------------------------------------------------------

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.        SOLE VOTING POWER                  1,005,375
      -------------------------------------------------------------
      8.        SHARED VOTING POWER
      -------------------------------------------------------------
      9.        SOLE DISPOSITIVE POWER             1,005,375
      -------------------------------------------------------------
      10.       SHARED DISPOSITIVE POWER
      -------------------------------------------------------------

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,005,375

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        5.2%

 14.  TYPE OF REPORTING PERSON      IN

 Page 3 of 4 Pages

 Item 1. Security and Issuer
 The class of securities to which this Statement relates is the common stock (the "Common Stock") of Findex.com, Inc., a Nevada corporation, (the "Corporation") whose principal executive offices are at 11204 Davenport Street, Suite 100, Omaha, NE 68154.

 Item 2. Identity and Background
 This statement on Schedule 13D is filed by Ronald Ardt (the "Reporting Person") whose address is 7234 Crooked Oak Dr., Suite 1000 Dallas, TX 75248. The Reporting Person holds the 1,005,375 shares of Common Stock for which this Schedule 13D is filed. The Reporting Person does not affirm the existence of a "group". The Reporting Person is currently a self-employed Attorney, Business Management and Education Consultant, and Investment Banking Consultant. During the last ten years, the Reporting Person has not been convicted in a criminal proceeding (excluding misdemeanor traffic violations). During the last ten years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

 Item 3. Source and Amount of Funds or Other Consideration
 The investment and services used to purchase the 1,005,375 shares of Common Stock of the Corporation came from the personal working capital, savings and consulting business services of the Reporting Person. The shares were purchased directly from the Company and in open market transactions, and paid to the Reporting Person and his solely owned consulting firm for services rendered.

 Item 4. Purpose of Transaction
 The acquisition of the Corporation's securities was made for investment purposes, and because the Reporting Person believes in the public's need for the Company's inspirational and religious products. The Reporting Person bought these shares believing the company is grossly undervalued and that a strategic alliance with, or acquisition by, a channel partner would make sense for the benefit of all shareholders. He does not have the necessary controlling votes to effect any significant changes in the Board or management or the direction of the company unless other shareholders also decide to support any position proposed. He supports management's efforts to enhance their credibility by honoring their existing contracts with vendors and creditors, by providing timely customer support, by giving competent stewardship to their shareholders and lenders and by securing capital for new product growth and corporate expansion. The Reporting Person will work toward enhancing shareholder value and will support both management and shareholder initiatives that work toward that end, and will vote to remove those who do not support these initiatives. The Reporting Person has been nominated to serve on the Board of Directors, and if elected, will seek to enhance management integrity and shareholder value through whatever means available.

 The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in: a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; e. Any material change in the present capitalization or dividend policy of the Issuer; f. Any other material change in the Issuer's business or corporate structure; g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions, or Any action similar to any of those enumerated above.

                              Page 3 of 4 Pages

 Item 5. Interest in Securities of the Issuer
 (a) The Reporting Person beneficially owns 1,005,375 shares of Common Stock of the Corporation, representing 5.2% of the outstanding Common Stock of the Corporation.
 It is anticipated that another 710,250 restricted shares will be received as part of the private placement legal settlement as previously reported by the Company in its 10K and 10Qs. The receipt of these shares by the Reporting Person has not been completed at this time.
 The Reporting Person expects to receive an additional minimum of 291,929 shares pursuant to a Form S-8 filing for Valuation Analysis services rendered in connection with merger and acquisition proposals.
 The Reporting Person has the right to acquire 250,000 shares through the possible future exercise of warrants at $.10 until June, 2007.
 At such time as Ronald Ardt acquires the above mentioned shares, or acquires additional shares through other means, i.e. open market purchases or for additional services, it is his intention to amend this Schedule 13 D.
 (b) Ronald Ardt has sole power to vote and to dispose of all of the 1,005,375 shares as mentioned above.
 (a) During the past 60 days 50,000 shares were bought for $2645, at $.053 (just over five cents), by Ronald Ardt, through MyDiscountBroker, Inc. in the open market.
 (b) Not applicable.
 (c) Not applicable.


 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
 Please see Item 4 and 5 above.
 The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other persons or entities in regard to the securities of the issuer.


 Item 7. Material to be Filed as Exhibits
 None.


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 SIGNATURE
 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 August 12, 2002                              RONALD ARDT

                                              B /s/ Ronald Ardt
                                              y
                                              :


 Attention:   Intentional misstatements or omissions of fact constitute
              Federal criminal violations (see 18 U.S.C. 1001)

                              Page 4 of 4 Pages